UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934
                               (Amendment No. 6)*

                            MEMBERWORKS INCORPORATED
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
                         (Title of Class of Securities)

                                   586002 10 7
                                 (CUSIP Number)

                                November 1, 2002
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

|_|  Rule 13d-1(b)
|x|  Rule 13d-1(c)
|_|  Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  586002 10 7

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

     Thomas W. Smith
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a)  |_|
                                                                 (b)  |X|

--------------------------------------------------------------------------------
3    SEC USE ONLY



--------------------------------------------------------------------------------
4    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States
--------------------------------------------------------------------------------
  NUMBER OF    5    SOLE VOTING POWER

   SHARES           839,188
               -----------------------------------------------------------------
BENEFICIALLY   6    SHARED VOTING POWER

  OWNED BY          1,375,700
               -----------------------------------------------------------------
    EACH       7    SOLE DISPOSITIVE POWER

  REPORTING         839,188
               -----------------------------------------------------------------
   PERSON      8    SHARED DISPOSITIVE POWER

    WITH            1,375,700
--------------------------------------------------------------------------------
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,214,888
--------------------------------------------------------------------------------
10   CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

     Not Applicable
--------------------------------------------------------------------------------
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     16.6%
--------------------------------------------------------------------------------
12   TYPE OF REPORTING PERSON

     IN
--------------------------------------------------------------------------------

CUSIP No.  586002 10 7

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

     Thomas N. Tryforos
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                        (a)  |_|
                                                                        (b)  |X|

--------------------------------------------------------------------------------
3    SEC USE ONLY



--------------------------------------------------------------------------------
4    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States
--------------------------------------------------------------------------------
  NUMBER OF    5    SOLE VOTING POWER

   SHARES           34,608
               -----------------------------------------------------------------
BENEFICIALLY   6    SHARED VOTING POWER

  OWNED BY          1,375,700
               -----------------------------------------------------------------
    EACH       7    SOLE DISPOSITIVE POWER

  REPORTING         34,608
               -----------------------------------------------------------------
   PERSON      8    SHARED DISPOSITIVE POWER

    WITH            1,375,700
--------------------------------------------------------------------------------
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,410,308
--------------------------------------------------------------------------------
10   CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

     Not Applicable
--------------------------------------------------------------------------------
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     10.6%
--------------------------------------------------------------------------------
12   TYPE OF REPORTING PERSON

     IN
--------------------------------------------------------------------------------

CUSIP No.  586002 10 7

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

     Scott J. Vassalluzo
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                        (a)  |_|
                                                                        (b)  |X|

--------------------------------------------------------------------------------
3    SEC USE ONLY



--------------------------------------------------------------------------------
4    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States
--------------------------------------------------------------------------------
  NUMBER OF    5    SOLE VOTING POWER

   SHARES           49,060
               -----------------------------------------------------------------
BENEFICIALLY   6    SHARED VOTING POWER

  OWNED BY          1,175,700
               -----------------------------------------------------------------
    EACH       7    SOLE DISPOSITIVE POWER

  REPORTING         49,060
               -----------------------------------------------------------------
   PERSON      8    SHARED DISPOSITIVE POWER

    WITH            1,175,700
--------------------------------------------------------------------------------
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,224,760
--------------------------------------------------------------------------------
10   CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

     Not Applicable
--------------------------------------------------------------------------------
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     9.2%
--------------------------------------------------------------------------------
12   TYPE OF REPORTING PERSON

     IN
--------------------------------------------------------------------------------

ITEM 1.     (a)   Name of Issuer:

                  Memberworks Incorporated

            (b)   Address of Issuer's Principal Executive Offices:

                  9 West Broad Street
                  Stamford, CT  06902

ITEM 2.     (a)   Name of Person Filing:

                  (i)   Thomas W. Smith

                  (ii)  Thomas N. Tryforos

                  (ii)  Scott J. Vassalluzo

                        The filing of this Statement shall not be deemed to be an admission that the filing persons comprise a "group" within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended.

            (b)   Address of Principal Business Office:

                  The following is the address of the principal business office of each of the filing persons:

                  323 Railroad Avenue
                  Greenwich, CT  06830

            (c)   Citizenship:

                  Each of Messrs. Thomas W. Smith, Thomas N. Tryforos and Scott
                  J. Vassalluzo is a United States citizen.

            (d)   Title of Class of Securities:

                  Common Stock, par value $.01 per share.

            (e)   CUSIP Number:

                  586002 10 7

ITEM 3.     If this Statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or
            (c), check whether the person filing is a:

            Not applicable.

            If this Statement is filed pursuant to Rule 13d-1(c), check this box |x|

ITEM 4.     Ownership

            (a) Thomas W. Smith - 2,214,888 shares; Thomas N. Tryforos -1,410,308 shares; Scott J. Vassalluzo - 1,224,760 shares

            (b) Thomas W. Smith - 16.6%; Thomas N. Tryforos -10.6%; Scott J. Vassalluzo -9.2%

            (c) Each of Thomas W. Smith, Thomas N. Tryforos and Scott J. Vassalluzo has shared power to vote or to direct the vote and shared power to dispose or to direct the disposition of 1,175,700 shares. Each of Thomas W. Smith and Thomas N. Tryforos has shared power to vote or to direct the vote and shared power to dispose or to direct the disposition of an additional 200,000 shares. Thomas W. Smith has sole power to vote and dispose of 839,188 shares, Thomas N. Tryforos has sole power to vote and dispose of 34,608 shares, and Scott J. Vassalluzo has sole power to vote and dispose of 49,060 shares.

ITEM 5.     Ownership of Five Percent or Less of a Class

            Not applicable.

ITEM 6.     Ownership of More than Five Percent on Behalf of Another Person

            Messrs. Smith, Tryforos and Vassalluzo in the aggregate beneficially own 1,554,888 shares in their capacities as investment managers for certain managed accounts. The managed accounts have the right to receive dividends from, and the proceeds from the sale of, the managed accounts' shares.

ITEM 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

            Not applicable.

ITEM 8.     Identification and Classification of Members of the Group

            Not applicable.

ITEM 9.     Notice of Dissolution of Group

            Not applicable.

ITEM 10.    Certification

            By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    Signature


      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 12, 2002

                                                     /s/ Thomas W. Smith
                                                 -------------------------------
                                                     Thomas W. Smith

                                                     /s/ Thomas N. Tryforos
                                                 -------------------------------
                                                     Thomas N. Tryforos

                                                     /s/ Scott J. Vassalluzo
                                                 -------------------------------
                                                     Scott J. Vassalluzo

                             JOINT FILING AGREEMENT


      The undersigned agree that the foregoing Statement on Schedule 13G, dated November 12, 2002, is being filed with the Securities and Exchange Commission on behalf of each of the undersigned pursuant to Rule 13d-1(k)

Dated: November 12, 2002


                                                     /s/ Thomas W. Smith
                                                 -------------------------------
                                                     Thomas W. Smith

                                                     /s/ Thomas N. Tryforos
                                                 -------------------------------
                                                     Thomas N. Tryforos

                                                     /s/ Scott J. Vassalluzo
                                                 -------------------------------
                                                     Scott J. Vassalluzo